Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of one or more of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks for the three months ended March 31, 2016. The financial information should be read in conjunction with our unaudited financial statements for the three months ended March 31, 2016 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	As of March 31, 2016
	ATTRIBUTED ASSETS				ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
	Cash and Cash Equivalents	Investment in Brand Contracts, at Fair Value	Other Assets	Total Attributed Assets	Total Attributed Liabilities	Total Attributed Stockholders' Equity	Total Attributed Liabilities and Stockholders' Equity
Platform Common Stock	$219,901	$4,283,344	$348,572	$4,851,817	$3,337,820	$1,513,997	$4,851,817
Fantex Series Vernon Davis Convertible Tracking Stock	629,615	798,464	116,376	1,544,455	6,809	1,537,646	1,544,455
Fantex Series EJ Manuel Convertible Tracking Stock	197,461	921,768	1,189	1,120,418	2,033	1,118,385	1,120,418
Fantex Series Mohamed Sanu Convertible Tracking Stock	172,716	1,602,886	482,747	2,258,349	1,407	2,256,942	2,258,349
Fantex Series Alshon Jeffery Convertible Tracking Stock	258,151	7,660,069	10,874	7,929,094	5,831	7,923,263	7,929,094
Fantex Series Michael Brockers Convertible Tracking Stock	216,295	3,073,849	7,278	3,297,422	1,374	3,296,048	3,297,422
Fantex Series Jack Mewhort Convertible Tracking Stock	50,919	3,041,696	19,413	3,112,028	551	3,111,477	3,112,028
Total	$1,745,058	$21,382,076	$986,449	$24,113,583	$3,355,825	$20,757,758	$24,113,583

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS INFORMATION

(Unaudited)

	For the three months ended March 31, 2016
		Attributed Operating Expenses
	Attributed Income (Loss) from Brand Contracts	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$123,122	$418,549	$788,640	$319,153	$(18,005)	$1,508,337	$(1,385,215)
Fantex Series Vernon Davis Convertible Tracking Stock	(93,748)	—	8,171	—	6,810	14,981	(108,729)
Fantex Series EJ Manuel Convertible Tracking Stock	26,896	—	2,440	—	2,033	4,473	22,423
Fantex Series Mohamed Sanu Convertible Tracking Stock	433,796	—	1,687	—	1,407	3,094	430,702
Fantex Series Alshon Jeffery Convertible Tracking Stock	277,605	—	6,997	—	5,830	12,827	264,778
Fantex Series Michael Brockers Convertible Tracking Stock	108,089	—	1,649	—	1,374	3,023	105,066
Fantex Series Jack Mewhort Convertible Tracking Stock	126,180	—	662	—	551	1,213	124,967
Total	$1,001,940	$418,549	$810,246	$319,153	$—	$1,547,948	$(546,008)

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	For the three months ended March 31, 2016
	Net cash provided from (used in) operating activities	Net cash used in investing activities	Net cash provided from financing activities	Net cash increase (decrease) for period	Cash and cash equivalents at beginning of period	Cash and cash equivalents at end of period
Platform Common Stock	$(3,584,770)	$—	$3,300,000	$(284,770)	$504,671	$219,901
Fantex Series Vernon Davis Convertible Tracking Stock	104,505	—	—	104,505	525,110	629,615
Fantex Series EJ Manuel Convertible Tracking Stock	34,000	—	—	34,000	163,461	197,461
Fantex Series Mohamed Sanu Convertible Tracking Stock	19,343	—	—	19,343	153,373	172,716
Fantex Series Alshon Jeffery Convertible Tracking Stock	107,085	—	—	107,085	151,066	258,151
Fantex Series Michael Brockers Convertible Tracking Stock	15,131	—	—	15,131	201,164	216,295
Fantex Series Jack Mewhort Convertible Tracking Stock	8,086	—	—	8,086	42,833	50,919
Total	$(3,296,620)	$—	$3,300,000	$3,380	$1,741,678	$1,745,058
Non-Cash Financing Activities:
Contributions from Parent (Platform Common Stock)	$1,490,985

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Stock

Our platform stock has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform stock will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform stock, and expect to attribute a similar amount for each of our future brand contracts.

As of March 31, 2016, Investment in Brand Contracts, at Fair Value in the Attributed Balance Sheet Information for our Platform Common Stock includes $3,383,410 for the Andrew Heaney brand contract which was consummated on February 12, 2016. As of March 31, 2016, Total Attributed Liabilities in the Attributed Balance Sheet Information for our Platform Common Stock includes $3,335,200 for the promissory note and accrued interest due to our Parent, the proceeds of which were used to consummate the Andrew Heaney brand contract. For the three months ended March 31, 2016, Attributed Income (Loss) from Brand Contracts in the Attributed Statement of Operations Information for our Platform Common Stock includes attributed income of $76,869 for the Andrew Heaney brand contract. A tracking stock linked to the Andrew Heaney Brand Contract has not been created as of March 31, 2016.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stocks. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Initial Public Offering

We completed the initial public offering of the Fantex Series Vernon Davis on April 28, 2014 raising approximately $4.21 million from the sale of 421,100 shares. On May 2, 2014, we paid Vernon Davis $4.00 million to complete our purchase of the Vernon Davis brand contract.

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2016, we attributed $92,707 of ABI to Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”). This was comprised of $71,336 from Vernon Davis’s NFL player contract and $21,371 from his endorsement contracts. During the three months ended March 31, 2016, we attributed expenses for management fees and direct costs of $14,981 to Fantex Series Vernon Davis.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Vernon Davis brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three months ended March 31, 2016, the Vernon Davis brand contract generated an attributed loss of $93,748.

On March 31, 2016, Vernon Davis signed a new, one-year NFL player contract with the Washington Redskins. The effect of this new contract was to decrease the fair value of the Vernon Davis brand contract by approximately $0.1 million. This decrease in the net present value (the “NPV”) of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of March 31, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Vernon Davis as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$2,400,000	$2,339,688	20.4%	27.8%	4.5%
NFL Contract	2,400,000	2,339,688	20.4	27.8	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$9,390,577	$6,065,196	79.6%	72.2%	14.0%
Projected Player Contracts	2,578,077	2,080,748	21.9	24.8	15.0
Projected Endorsements	1,312,500	1,194,597	11.1	14.2	10.0
Projected Post-Career	5,500,000	2,789,851	46.6	33.2	15.0
Total	$11,790,577	$8,404,884	100.0%	100.0%
Average					12.3%

The most significant assumptions in our determination of fair value for Vernon Davis’s brand contract as of March 31, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Vernon Davis would have an NFL career length of at least 12 years, through the 2017 NFL season;

•

that he will enter into an additional one-year NFL player contract for at least $2.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources; and

•	that he will earn $5.5 million in post-career brand income from 2018-2027.

Vernon Davis has completed his tenth NFL regular season. He has played his entire career with the San Francisco 49ers until being traded to the Denver Broncos in November 2015. On March 31, 2016 as a free agent, Vernon Davis signed a one-year NFL player contract with the Washington Redskins for the 2016 NFL season. Based on our valuation of Vernon Davis’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years. We estimate Vernon Davis will sign an additional one-year, $2.6 million NFL player contract prior to the 2017 NFL season. In determining that Vernon Davis would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are generally consistent with the compensation that he has had historically from these sources, we believe Vernon Davis can demonstrate success as a tight end in the NFL, and, therefore, we believe he is a good candidate to realize consistent levels of endorsement income.

The following table shows the change in fair value of the Vernon Davis brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of October 30, 2013 through March 31, 2016.

Vernon Davis Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance March 31, 2016
Category A
NFL Contract	$337,722	$(1,412,565)	$29,739	$24,196	$1,254,877	$233,969
Endorsements	4,778	(181,597)	1,153	5,961	169,705	—
Category B			—	—	—
NFL Contract	869,932	—	152,918	(1,644)	(1,021,206)	—
Endorsements	35,121	—	25,217	(23,617)	(36,721)	—
Category C			—	—	—
Projected Player Contracts	1,934,854	—	554,027	(2,045,522)	(235,284)	208,075
Projected Endorsements	678,954	—	68,642	(485,064)	(143,072)	119,460
Projected Post-Career	138,639	—	64,499	75,847	—	278,985
Total	$4,000,000	$(1,594,162)	$896,195	$(2,449,843)	$(11,701)	$840,489

2

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Vernon Davis and 5% to our platform common stock.

Other Items

During the year ended December 31, 2015, we exercised our co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of Jamba Juice franchises. Vernon Davis was offered this opportunity in connection with an expanded endorsement relationship. We paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis. During the three months ended March 31, 2016, we did not collect any amounts from this investment. During 2015, we collected $16,400 from this investment.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Vernon Davis’ brand contract as of March 31, 2016, we estimate that Vernon Davis will play in the NFL through the 2017 NFL season and that he will receive brand income for 2016 and 2017 from his NFL player contract and endorsement contracts of $3.0 million and $3.3 million, respectively. We also estimate Vernon Davis will receive $5.5 million in post-career brand income from 2018-2027.

Fantex Series EJ Manuel

Initial Public Offering

We completed the initial public offering of the Fantex Series EJ Manuel on July 21, 2014 raising approximately $5.24 million from the sale of 523,700 shares. On July 25, 2014, we paid EJ Manuel $4.975 million to complete our purchase of the EJ Manuel brand contract.

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2016, we attributed $7,916 of ABI to Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”).  This was comprised of $7,703 from EJ Manuel’s NFL player contract and $213 from his endorsement contracts. During the three months ended March 31, 2016, we attributed expenses for management fees and direct costs of $4,473 to Fantex Series EJ Manuel. There were no significant changes with respect to EJ Manuel’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the EJ Manuel brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three months ended March 31, 2016, the EJ Manuel brand contract generated attributed income of $26,896.

The increase in the fair value of the EJ Manuel brand contract was driven primarily by an increase in the NPV of expected cash flows from this brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of March 31, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for EJ Manuel as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$1,616,632	$1,568,004	12.5%	16.2%	4.5%
NFL Contract	1,616,632	1,568,004	12.5	16.2	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$11,315,163	$8,134,812	87.5%	83.8%	15.6%
Projected Player Contracts	10,502,663	7,624,877	81.2	78.5	15.6
Projected Endorsements	562,500	427,222	4.4	4.4	15.5
Projected Post-Career	250,000	82,713	1.9	0.9	20.0
Total	$12,931,795	$9,702,816	100.0%	100.0%
Average					13.8%

The most significant assumptions in our determination of fair value for EJ Manuel’s brand contract as of March 31, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that EJ Manuel would have an NFL career length of at least seven years, through the 2019 NFL season; and

•

that during this time he would play out his existing NFL player contract and will enter into two additional NFL player contracts for at least $10.5 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

EJ Manuel has completed his third NFL regular season and has a current NFL player contract with the Buffalo Bills that expires following his fourth season in the NFL. Based on our valuation of EJ Manuel’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of seven years. We estimate EJ Manuel will sign a two-year, $7.4 million NFL player contract beginning with the 2017 NFL season and a one-year, $3.1 million NFL player contract prior to the 2019 NFL season. We believe that EJ Manuel will enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

The following table shows the change in fair value of the EJ Manuel brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of February 14, 2014 through March 31, 2016.

EJ Manuel Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance March 31, 2016
Category A
NFL Contract	$330,125	$(203,992)	$29,022	$2,619	$(974)	$156,800
Endorsements	7,391	(27,039)	981	5,348	13,319	0
Category B						—
NFL Contract	—	—	—	—	—	—
Endorsements	13,446	—	—	(12,548)	(898)	—
Category C						—
Projected Player Contracts	3,616,729	—	756,416	(3,610,657)	—	762,488
Projected Endorsements	985,417	—	186,098	(1,116,095)	(12,697)	42,723
Projected Post-Career	21,892	—	(6,503)	(7,118)	—	8,271
Total	$4,975,000	$(231,031)	$966,013	$(4,738,450)	$(1,250)	$970,282

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of EJ Manuel’s brand contract as of March 31, 2016, we estimate that EJ Manuel will play in the NFL through the 2019 NFL season and that he will receive brand income for 2016 through 2019 from his NFL player contract and endorsement contracts of $1.7 million, $5.1 million, $2.6 million and $3.3 million, respectively. We also estimate EJ Manuel will receive $0.3 million in post-career brand income from 2020-2024.

Fantex Series Mohamed Sanu

Initial Public Offering

We completed the initial public offering of the Fantex Series Mohamed Sanu on November 3, 2014 raising approximately $1.64 million from the sale of 164,300 shares. On November 3, 2014, we paid Mohamed Sanu $1.56 million to complete our purchase of the Mohamed Sanu brand contract.

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2016, we attributed $493,549 ABI to Fantex Series Mohamed Sanu Convertible Tracking Stock (the “Fantex Series Mohamed Sanu”) from Mohamed Sanu’s NFL player contract. During the three months ended March 31, 2016, we attributed expenses for management fees and direct costs of $3,094 to Fantex Series Mohamed Sanu. On March 10, 2016, Mohamed Sanu signed a new, five-year NFL player contract which is discussed below.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Mohamed Sanu brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three months ended March 31, 2016, the Mohamed Sanu brand contract generated attributed income of $ 433,796.

On March 10, 2016, as a free agent, Mohamed Sanu signed a new, five-year NFL player contract with the Atlanta Falcons. During the three months ended March 31, 2016, the decrease in fair value of Mohamed Sanu's brand contract from the new player contract was approximately $0.1 million after recording the effects of the receivable and gain from the ABI associated with the $5.0 million portion of the $7.0 million signing bonus. The receivable from the $5.0 million signing bonus is recorded as a receivable as of March 31, 2016 and included in Other Assets on the Attributed Balance Sheet Information. This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of March 31, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Mohamed Sanu as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$9,000,000	$8,452,713	42.0%	50.1%	4.5%
NFL Contract	9,000,000	8,452,713	42.0	50.1	4.5
Endorsements	—	—	—	—	—
Category B	$12,000,000	$8,194,635	56.0%	48.6%	15.0%
NFL Contract	12,000,000	8,194,635	56.0	48.6	15.0
Endorsements	—	—	—	—	—
Category C	$437,500	$225,137	2.0%	1.3%	17.2%
Projected Player Contracts	—	—	—	—	—
Projected Endorsements	187,500	142,407	0.9	0.8	15.5
Projected Post-Career	250,000	82,730	1.1	0.5	20.0
Total	$21,437,500	$16,872,485	100.0%	100.0%
Average					9.8%

The most significant assumptions in our determination of fair value for Mohamed Sanu’s brand contract as of March 31, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Mohamed Sanu would have an NFL career length of at least eight years, through the 2019 NFL season.

Mohamed Sanu has completed his fourth NFL regular season. He has played his entire career with the Cincinnati Bengals. On March 10, 2016 as a free agent, Mohamed Sanu signed a five-year contract with the Atlanta Falcons. Based on our valuation of Mohamed Sanu’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of eight years. In determining that Mohamed Sanu would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Mohamed Sanu can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Mohamed Sanu currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Mohamed Sanu brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of May 14, 2014 through March 31, 2016.

Mohamed Sanu Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance March 31, 2016
Category A
NFL Contract	$56,459	$(238,699)	$17,646	$524,781	$485,084	845,271
Endorsements	—	(1,257)	—	(902)	2,159	—
Category B
NFL Contract	56,198	—	12,739	78,721	671,805	819,463
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	1,423,885	—	572,731	(331,571)	(1,665,045)	—
Projected Endorsements	19,845	—	6,839	(10,284)	(2,159)	14,241
Projected Post-Career	3,613	—	2,205	2,455	—	8,273
Total	$1,560,000	$(239,956)	$612,160	$263,200	$(508,156)	$1,687,248

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Mohamed Sanu and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Mohamed Sanu’s brand contract as of March 31, 2016, we estimate that Mohamed Sanu will play in the NFL through the 2019 NFL season and that he will receive brand income for 2016 through 2019 from his NFL player contract and endorsement contracts of $1.0 million, $8.1 million, $6.1 million and $6.0 million, respectively. We also estimate Mohamed Sanu will receive $0.3 million in post-career brand income from 2020-2024.

Fantex Series Alshon Jeffery

Initial Public Offering

We completed the initial public offering of the Fantex Series Alshon Jeffery on March 19, 2015 raising approximately $8.36 million from the sale of 835,800 shares. On March 19, 2015, we paid Alshon Jeffery $7.94 million to complete our purchase of the Alshon Jeffery brand contract.

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2016, we attributed $17,848 of ABI to Fantex Series Alshon Jeffery Convertible Tracking Stock (the “Fantex Series Alshon Jeffery”). This was comprised of $11,824 from Alshon Jeffery’s NFL  player contract and $6,024 from his endorsement contracts. During the three months ended March 31, 2016, we attributed expenses for management fees and direct costs of $12,827 to Fantex Series Alshon Jeffery. There were no significant changes with respect to Alshon Jeffery’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Alshon Jeffery brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For the three months ended March 31, 2016, the Alshon Jeffery brand contract generated attributed income of $277,605. Despite the exercise of the franchise player tag by the Chicago Bears during the quarter, Alshon Jeffery may still negotiate a long-term contract until July 15, 2016. In our fair value assessment as of March 31, 2016, we assumed that Alshon Jeffery will negotiate a long-term contract before July 15, 2016. As a result, the franchise player tag did not result in a material change to the fair value of the Alshon Jeffery brand contract.

The increase in the fair value of the Alshon Jeffery brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of March 31, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Alshon Jeffery as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$99,340,175	$62,024,848	100.0%	100.0%	16.2%
Projected Player Contracts	95,715,175	59,853,903	96.3	96.5	16.2
Projected Endorsements	3,375,000	2,131,581	3.4	3.4	15.5
Projected Post-Career	250,000	39,364	0.3	0.1	20.0
Total	$99,340,175	$62,024,848	100.0%	100.0%
Average					16.2%

The most significant assumptions in our determination of fair value for Alshon Jeffery brand contract as of March 31, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Alshon Jeffery would have an NFL career length of at least 12 years through the 2023 NFL season; and;

•

that he will enter into additional multi-year NFL player contracts for at least $95.7 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Alshon Jeffery has completed his fourth NFL regular season and his existing NFL player contract with the Chicago Bears expired on February 29, 2016. Based on our valuation of Alshon Jeffery’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years. We estimate Alshon Jeffery will sign a six-year, $77.1 million NFL player contract prior to the 2016 NFL season and a two-year, $18.6 million NFL player contract prior to the 2022 NFL season. On February 26, 2016, the Chicago Bears placed a non-exclusive franchise player tag on Alshon Jeffery which prevents him from becoming an unrestricted free agent for the 2016 NFL season and will pay him a guaranteed salary for the 2016 NFL season of $14.6 million. Alshon Jeffery may still negotiate a long-term contract until July 15, 2016. In our fair value assessment as of March 31, 2016, we assumed that Alshon Jeffery will negotiate a long-term contract before July 15, 2016. As a result, the franchise player tag did not result in a material change to the fair value of the Alshon Jeffery brand contract. In determining that Alshon Jeffery would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Alshon Jeffery can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income.

The following table shows the change in fair value of the Alshon Jeffery brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of September 7, 2014 through March 31, 2016.

Alshon Jeffery Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance March 31, 2016
Category A
NFL Contract	$93,729	$(241,589)	$13,019	$26,566	$108,275	$—
Endorsements	2,488	(56,646)	—	112	54,046	—
Category B
NFL Contract	—	—	—	—	—	—
Endorsements	18,616	—	4,690	—	(23,306)	—
Category C
Projected Player Contracts	7,582,563	—	2,132,998	(1,808,563)	(125,991)	7,781,007
Projected Endorsements	238,837	—	88,144	(25,406)	(24,469)	277,106
Projected Post-Career	3,767	—	2,793	(1,443)	—	5,117
Total	$7,940,000	$(298,235)	$2,241,644	$(1,808,734)	$(11,445)	$8,063,230

(2)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Alshon Jeffery and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Alshon Jeffery’s brand contract as of December 31, 2015, we estimate that Alshon Jeffery will play in the NFL through the 2023 NFL season and that he will receive brand income for 2016 through 2023 from his NFL player contract and endorsement contracts of $23.4 million, $9.6 million, $9.5 million, $12.2 million, $13.6 million, $11.8 million, $12.8 million and $6.3 million, respectively. We also estimate Alshon Jeffery will receive $0.3 million in post-career brand income from 2024-2028.

Fantex Series Michael Brockers

We completed the initial public offering of the Fantex Series Michael Brockers on May 29, 2015 raising approximately $3.62 million from the sale of 362,200 shares. On June 2, 2015, we paid Michael Brockers $3.44 million to complete our purchase of the Michael Brockers brand contract.

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2016, we attributed $15,851 of ABI to Fantex Series Michael Brockers Convertible Tracking Stock (the “Fantex Series Michael Brockers”) from Michael Brockers’ NFL player contract. During the three months ended March 31, 2016, we attributed expenses for management fees and direct costs of $3,023 to Fantex Series Michael Brockers. There were no significant changes with respect to Michael Brockers’ existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Michael Brockers brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For the three months ended March 31, 2016, the Michael Brockers brand contract generated attributed income of $108,089.

The increase in the fair value of the Michael Brockers brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of March 31, 2016, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Michael Brockers as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$6,146,000	$5,752,860	13.1%	17.8%	10.0%
NFL Contract	6,146,000	5,752,860	13.1	17.8	10.0
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$40,608,420	$26,603,448	86.9%	82.2%	15.6%
Projected Player Contracts	40,070,920	26,352,449	85.8	81.4	15.6
Projected Endorsements	287,500	193,576	0.6	0.6	15.3
Projected Post-Career	250,000	57,423	0.5	0.2	20.0
Total	$46,754,420	$32,356,308	100.0%	100.0%
Average					15.0%

The most significant assumptions in our determination of fair value for Michael Brockers’s brand contract as of March 31, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Michael Brockers would have an NFL career length of at least ten years through the 2021 NFL season; and

•

that Michael Brockers will play under the Fifth-Year Team Option for approximately $6.1 million and he will enter into an additional multi-year NFL player contract for approximately $40.1 million prior to the 2017 NFL season and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Michael Brockers has completed the NFL regular season of the final year of a four-year player contract signed with the St. Louis Rams, however, the Rams have exercised their Fifth-Year Team Option for the 2016 NFL season. We estimated that Michael Brockers would enter into a second NFL player contract prior to the 2017 season, his sixth NFL season. Based on our valuation of Michael Brockers’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of ten years. We estimate Michael Brockers will play under the Fifth-Year Team Option guaranteed contract worth $6.1 million and then sign a five-year, $40.1 million NFL player contract prior to the 2017 NFL season. In determining that Michael Brockers would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Michael Brockers can demonstrate consistent success as a defensive tackle in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Michael Brockers currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Michael Brockers brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of October 15, 2014 through March 31, 2016.

Michael Brockers Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance March 31, 2016
Category A
NFL Contract	$235,122	$(252,556)	$15,424	$9,664	$567,631	$575,285
Endorsements	—	(1,646)	—	115	1,531	—
Category B
NFL Contract	—	—	—	—	—	—
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	3,178,508	—	991,555	(959,531)	(575,285)	2,635,246
Projected Endorsements	23,955	—	8,211	(8,475)	(4,333)	19,358
Projected Post-Career	2,415	—	1,316	(792)	2,802	5,742
Total	$3,440,000	$(254,202)	$1,016,506	$(959,019)	$(7,654)	$3,235,631

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Michael Brockers and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Michael Brockers’ brand contract as of March 31, 2016, we estimate that Michael Brockers will play in the NFL through the 2021 NFL season and that he will receive brand income for 2016 through 2021 from his NFL player contract and endorsement contracts of $6.2 million, $13.8 million, $7.6 million, $5.0 million, $6.6 million and $7.3 million, respectively. We also estimate Michael Brockers will receive $0.3 million in post-career brand income from 2022-2026.

Fantex Series Jack Mewhort

Initial Public Offering

We completed the initial public offering of the Fantex Series Jack Mewhort on July 14, 2015 raising approximately $2.68 million from the sale of 268,100 shares. On July 15, 2015, we paid Jack Mewhort $2.52 million to complete our purchase of the Jack Mewhort brand contract.

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2016, we attributed $22,668 of ABI to Fantex Series Jack Mewhort Convertible Tracking Stock (the “Fantex Series Jack Mewhort”). This was comprised of $22,430 from Jack Mewhort’s NFL  player contract and $238 from his endorsement contracts. During the three months ended March 31, 2016, we attributed expenses for management fees and direct costs of $1,213 to Fantex Series Jack Mewhort. There were no significant changes with respect to Jack Mewhort’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Jack Mewhort brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For the three months ended March 31, 2016, the Jack Mewhort brand contract generated attributed income of $126,180.

The increase in the fair value of the Jack Mewhort brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of March 31, 2016, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Jack Mewhort as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category B	$1,652,228	$1,494,573	2.8%	4.7%	7.3%
NFL Contract	1,652,228	1,494,573	2.8	4.7	7.3
Endorsements	—	—	—	—	—
Category C	$57,209,844	$30,523,285	97.2%	95.3%	16.0%
Projected Player Contracts	56,572,344	30,259,497	96.1	94.5	16.0
Projected Endorsements	387,500	224,949	0.7	0.7	16.4
Projected Post-Career	250,000	38,839	0.4	0.1	20.0
Total	$58,862,072	$32,017,858	100.0%	100.0%
Average					15.6%

The most significant assumptions in our determination of fair value for Jack Mewhort’s brand contract as of March 31, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Jack Mewhort would have an NFL career length of at least ten years through the 2023 NFL season; and

•

that during this time he would play out his existing NFL player contract and will enter into an additional six-year NFL player contract for at least $56.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

Jack Mewhort has completed his second NFL regular season and has a current NFL player contract with the Indianapolis Colts that expires following his fourth season in the NFL. Based on our valuation of Jack Mewhort’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of ten years. We estimate Jack Mewhort will sign a six-year, $56.6 million NFL player contract prior to the 2018 NFL season. In determining that Jack Mewhort would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Jack Mewhort can demonstrate consistent success as an offensive lineman in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Jack Mewhort currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Jack Mewhort brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of February 15, 2015 through March 31, 2016.

Jack Mewhort Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance March 31, 2016
Category A
NFL Contract	$55,736	$(59,571)	$2,431	$20,261	$(18,856)	$—
Endorsements	—	—	—	(1,000)	1,000	—
Category B
NFL Contract	136,381	—	12,896	180	—	149,457
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	2,296,791	—	474,869	254,290	—	3,025,950
Projected Endorsements	28,194	—	5,076	(8,198)	(2,577)	22,495
Projected Post-Career	2,898	—	986	—	—	3,884
Total	$2,520,000	$(59,571)	$496,258	$265,533	$(20,434)	$3,201,786

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Jack Mewhort and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Jack Mewhort’s brand contract as of March 31, 2016, we estimate that Jack Mewhort will play in the NFL through the 2023 NFL season and that he will receive brand income for 2016 through 2023 from his NFL player contract and endorsement contracts of $0.8 million, $1.0 million, $16.9 million, $9.0 million, $7.0 million, $8.0 million, $8.2 million and $7.8 million, respectively. We also estimate Jack Mewhort will receive $0.3 million in post-career brand income from 2024-2028.